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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-13879

Innospec Inc.; The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Innospec Manufacturing Park, Ellesmere Port, Cheshire, UK CH65 4EY, 011 44 151 355 3611

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share; Preferred Stock Purchase Rights

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange. *

*	This Notification relates solely to the withdrawal from listing of the Common Stock and Preferred Stock Purchase Rights from the New York Stock Exchange and shall have no effect upon the continued listing of such Common Stock and Rights on The NASDAQ Stock Market.

Pursuant to the requirements of the Securities Exchange Act of 1934, Innospec, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

DATE: April 24, 2006	BY:	/s/ Andrew Hartley
NAME: Andrew Hartley
TITLE: Vice President and General Counsel

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